Prospectus Supplement #2	Filed pursuant to Rule 424(b)(3)
(to prospectus dated January 17, 2003)	Registration No. 333-89666

ADAPTEC, INC.

3% Convertible Subordinated Notes Due 2007 and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of our 3% convertible subordinated notes due 2007 and the shares of our common stock issuable upon the conversion of the notes.  You should read this prospectus supplement in conjunction with the prospectus dated January 17, 2003, which is to be delivered with this prospectus supplement.

The information in the table appearing under the heading “Selling Securityholders” in the prospectus is amended by the addition of the information appearing in the table below with respect to persons not previously listed in the prospectus, and by superceding the information with respect to persons previously listed in the prospectus that are listed below:

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder (1)	Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
Alexandra Global Master Fund LTD (32)	2,000,000	*	130,616	130,616	0
CEMEX Pension Plan (33)	70,000	*	4,571	4,571	0
Pioneer Obligacji Dolarowych Plus Fundusz Inwestycyjny Otwarty (34)	1,000,000	*	65,308	65,308	0
TD Securities (USA) DMC (26)‡	16,000,000	6.40%	1,044,932	1,044,932	0
Zurich Institutional Benchmarks Master Fund c/o Alexandra Investment MGT LLC (32)	1,000,000	*	65,308	65,308	0

‡                  Each of these selling securityholders is also a registered broker-dealer.  As a result, the staff of the Securities and Exchange Commission has informed us that each of these securityholders will be an “underwriter” within the meaning of the Securities Act.

(1)          Information regarding the selling securityholders may change from time to time.  Any such changed information will be set forth in prospectus supplements if and when necessary.  Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided information to us regarding their notes.

(2)          Assumes a conversion price of approximately $15.31 per share and a cash payment in lieu of any fractional share interest.  However, this conversion price will be subject to adjustment as described under “Description of Notes—Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(26) Matthew Li, Managing Director for TD Securities (USA) Inc., has investment control over these securities.

(32) Jeffrey Szczyradlowski, Assistant Vice President of Credit Suisse First Boston, has investment control over these securities.

(33)    As the result of a change in name of the selling securityholder, the securities previously held in the name of Southdown Pension Plan are now held in the name of CEMEX Pension Plan.  Nick Calamos, Senior Executive Vice President, Head of Investments and Chief Investment Officer of Calamos Investments, has investment control over these securities.

(34) Margaret Patel, Fund Manager, and Daniel Kingsbury, President of Pioneer Pekao Investment Management SA, each have investment control over these securities.

Investing in our common stock or the notes involves a high degree of risk.  Please carefully consider the “Risk Factors” beginning on page 7 of the prospectus, as well as the “Risk Factors” sections included in our recent reports filed with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 13, 2003.